MINUTES OF THE 8/3/16 SPECIAL MEETING OF

THE BOARD OF DIRECTORS OF

BIOSCULPTURE TECHNOLOGY, INC.

This Special Meeting of the Board of Directors of BioSculpture Technology, Inc. (the “Corporation”) was held at 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida.

A quorum present, the meeting was called to order by Robert L. Cucin, M.D., the President of the Corporation, who served as Chairperson of meeting, and Julia Cucin, the Secretary of the Corporation assumed the duties of Secretary of the meeting. Unable to be present physically for this special meeting, Jonas Gayer and Deborah Salerno were teleconferenced in to participate. Peter Ciriscioli was unable to attend but had sent in his proxy to tend to matters while he was India.

Dr. Cucin informed them that it was necessary pass a resolution limiting sale of Company securities to him as President and C.E.O. so that there would be no issues regarding Deborah Salerno’s FINRA-registration with a brokerage firm. Even though the firm with which she was affiliated was not participating in the Company’s intended Regulation A Offering in any capacity, Counsel had informed him that it would be advisable to make sure there was no confusion on that issue to conform with securities regulations.

Dr. Cucin so motioned; Deborah Salerno seconded, and all present were in favor of the motion. Dr. Cucin cast Peter Ciriscioli’s proxy in favor of the motion to limit the ability to sell Corporate securities to himself.

RESOLVED, Dr.Cucin is the only executive of the corporation authorized to sell securities of the company.

There being no further business to come before the meeting, upon motion duly made, seconded and unanimously carried, the meeting was adjourned.

Dated: August 3, 2016

/s/ JULIA CUCIN
JULIA CUCIN
Secretary